John Mahon 202.729.7477	Writer’s E-mail Address John.Mahon@srz.com

August 4, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Sixth Street Specialty Lending, Inc.
Request for Withdrawal of Exemptive Application for Sixth Street Specialty Lending, Inc., et al. (File No. 812-15331).

Ladies and Gentlemen,

On behalf of Sixth Street Specialty Lending, Inc. and the other applicants named therein (collectively, the “Applicants”), we hereby request the withdrawal of the application for an order to amend a prior exemptive order (File No. 812-15331) (the “Proposed Amendment”) filed by the Applicants on April 29, 2022. The Proposed Amendment requests exemptive relief under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, that, if granted, would be duplicative of exemptive relief included in the Applicants’ pending application for exemptive relief (File No. 812-15090), for which a notice was issued on July 8, 2022 (Release No. 34644) and for which an order was issued on August 3, 2022 (Release No. 34660).

If you have any questions or comments concerning this submission or require any additional information, please call me at (202) 729-7477. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ John J. Mahon
John J. Mahon